FEDERATED GOVERNMENT INCOME SECURITIES, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 15, 2020

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:  FEDERATED GOVERNMENT INCOME SECURITIES, INC. (the “Registrant” or the “Fund”)

Class A Shares

Class C Shares

Class F Shares

Institutional Shares

Class T Shares

1933 Act File No. 2-74191

1940 Act File No. 811-3266

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on April 7, 2020, regarding its Post-Effective Amendment No. 72 under the Securities Act of 1933 and Amendment No. 62 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Funds filed on February 20, 2020.

COMMENT 1. Statement of Additional Information: Investment Objective (and Policies) and Investment Limitations

We note the “Concentration of Investments” limitation as disclosed for the Fund:

Concentration of Investments

The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry. Government securities, municipal securities and bank instruments will not be deemed to constitute an industry.

Please add explanatory disclosure stating that, for purposes of the Fund’s concentration limitation, municipal securities backed principally by the assets and revenues of non-governmental entities are counted for purposes of the limitation.

RESPONSE:

The Registrant acknowledges the Staff’s comment but notes that, notwithstanding the mention of municipal securities in its fundamental concentration limitation, the Fund does not currently, and does not intend to, invest in municipal securities. In addition, as a Fund that invests primarily in fixed income securities issued or guaranteed by the U.S. government and its agencies and instrumentalities, the Fund’s prospectus does not include any investment strategy or risk disclosure that would indicate that it would invest, or intend to invest, in municipal securities. Accordingly, the Registrant respectfully declines to add the suggested disclosure to the applicable section of the Fund’s Statement of Additional Information.

COMMENT 2. General Comment: Hyperlinking

Please include hyperlinks for information incorporated by reference and for each exhibit listed in Item 28 of the Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrant confirms that hyperlinks will be included as required in the Registrant’s Rule 485(b) filing.

COMMENT 3. General Comment: Effects of COVID-19 on financial markets

Significant market events have occurred since the Registrant’s Post-Effective Amendment was filed as a result of the coronavirus disease 2019 (COVID-19) pandemic. Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on how these events are affecting markets. If the Registrant believes that no additional disclosure is warranted, please explain in your response why additional disclosures are not required.

RESPONSE:

The Registrant has examined the Fund’s disclosures, including risk disclosures, and has added a new risk factor titled “Epidemic and Pandemic Risk” as a sub-section of “Risk Related to the Economy” in the statutory risk factors section. A related phrase has been added to the summary risk disclosure for “Risk Related to the Economy.” Please see the new disclosures, bolded and underlined, below:

Summary Risk

Risk Related to the Economy. The value of the Fund’s portfolio may decline in tandem with a drop in the overall value of the markets in which the Fund invests and/or other markets. Economic, political and financial conditions, industry or economic trends and developments or public health risks, such as epidemics or pandemics, may, from time to time, and for varying periods of time, cause the Fund to experience volatility, illiquidity, shareholder redemptions, or other potentially adverse effects. Among other investments, lower-grade bonds may be particularly sensitive to changes in the economy.

Statutory Risk

Risk Related to the Economy

The value of the Fund’s portfolio may decline in tandem with a drop in the overall value of the markets in which the Fund invests and/or other markets based on negative developments in the U.S. and global economies. Economic, political, and financial conditions may, from time to time, cause volatility, illiquidity or other potentially adverse effects in the financial markets, including the fixed income market. The commencement, continuation or ending of government policies and economic stimulus programs, changes in monetary policy, increases or decreases in interest rates, or other factors or events that affect the financial markets, including the fixed income markets, may contribute to the development of or increase in volatility, illiquidity, shareholder redemptions and other factors, which could negatively impact the Fund’s performance. For example, the value of certain portfolio securities may rise or fall in response to changes in interest rates, which could result from a change in government policies, and has the potential to cause investors to move out of certain portfolio securities, including fixed-income securities, on a large scale. This may increase redemptions from funds that hold large amounts of certain securities and may result in decreased liquidity and increased volatility in the financial markets. Market factors, such as the demand for particular portfolio securities, may cause the price of certain portfolio securities to fall while the prices of other securities rise or remain unchanged. Among other investments, lower-grade bonds may be particularly sensitive to changes in the economy.

Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread internationally. This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains, workflow operations and customer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, individual companies (including fund service providers) and the market in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

COMMENT 4. Prospectus Risk/Return Summary: Risk/Return Summary: Fees and Expenses

In the Fees and Expenses Example, please revise the second sentence to include the phrase “or hold” as follows:

“The example assumes that you invest $10,000 for the time periods indicated and then redeem or hold all of your Shares at the end of those periods.”

RESPONSE:

The Registrant notes that the sentence immediately following the above-referenced disclosure reads as follows:

“Expenses assuming no redemption are also shown.”

The Registrant believes that this sentence appropriately discloses that the Example shows expenses for when shareholders both redeem or hold at the end of the time periods indicated. Accordingly, the Registrant respectfully declines to incorporate the suggested disclosure.

COMMENT 5. Prospectus Risk/Return Summary: Average Annual Total Return Table

We note the following disclosure in the introductory paragraph:

“The performance of the F class has not been adjusted to reflect the expenses of the IS class since the IS class has a lower expense ratio than the F class. The performance shown in the table has been adjusted to reflect differences between the sales loads and charges imposed on the purchase and redemption of the Fund’s F class and IS class.”

The performance of the Institutional Shares does appear to have been adjusted to reflect lower expenses, which is not appropriate unless resulting from an adjustment from sales charges. The adjustment does not appear to be equivalent to a sales charge. Please explain the discrepancy or revise the disclosure.

RESPONSE:

The Registrant notes that it has reviewed the as-filed performance information and can confirm that the performance shown for the IS class is Class F performance, adjusted only for any sales charges for Class F that are not applicable to the IS class. For example, the Fund’s Class F Shares impose a 1.00% front end sales charge and a 1.00% contingent deferred sales charge (“CDSC”). Investments held in the Class F Shares for longer than four years are no longer subject to the CDSC. Accordingly, the Fund’s IS class’s one year annual total return, as included in the initial prospectus filing, is 5.83%, and the Class F Shares return for the same time period is 3.74%. This difference of roughly 2.00 % is indicative of the Class F front-end sales charge of 1.00% and the 1.00% CDSC, which are not reflected in the IS class’s total return.

COMMENT 6. Prospectus Risk/Return Summary: Average Annual Total Return Table

The index listings for the Fund include a parenthetical that reads, “(reflects no deduction of fees, expenses or taxes).” Please explain why the parenthetical is not included with the Lipper General U.S. Government Funds Average.

RESPONSE:

The Registrant has confirmed that Lipper fund averages do not reflect deductions for fees or expenses. Therefore, the Registrant respectfully believes that no parenthetical disclosure is required to be disclosed with respect to a fund average.

If you have any questions on the enclosed material, please contact me at (724) 720-8834.

Very truly yours,

/s/ Julie D. Meyers

Julie D. Meyers

Senior Paralegal